Ex99.81

DeFi Technologies’ Wholly Owned Subsidiary, Valour Structured Products, Announces the Launch of its Second Product, ETH Zero on the Nordic Growth Market

Highlights:

•	ETH Zero is the world’s first fee-free Exchange Traded Product for direct exposure to Ethereum

•
In a world first, Valour Structured Products, the issuer of investment products focused on innovative technologies, has announced the launch of Ethereum Zero (ETH ZERO SEK - CH1104954362), an Ethereum (ETH) exchange-traded product (ETP) that comes with zero management fees.

TORONTO, April 07, 2021 (GLOBE NEWSWIRE) -- DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO:DEFI, GR:RMJR) announces that its wholly owned subsidiary, Valour Structured Products, has launched Ethereum Zero, an exchange traded product that comes with zero management fees. The Company believes Bitcoin Zero and ETH Zero will give every investor the ability to access both the Bitcoin and Ethereum markets. Until now, people wanting to gain exposure to ether (ETH) through an ETP had to pay up to 2.5% management fees, which can reduce the value of the investment. However, with the launch of Ethereum Zero, Valour provides investors with an ETP tracking the performance of the world’s second largest digital asset without any management fee.

By gaining exposure to digital assets via Valour, investors benefit from the standardization, risk reduction and operational efficiency of a centrally-cleared product listed on a regulated stock exchange. For each product that is bought and sold on the stock exchange, Valour purchases the equivalent amount of the underlying asset, ETH, meaning the products are fully backed at all times.

“We’ve seen incredible interest in our Bitcoin Zero products, building $50M USD in AUM in three months,” said CEO Diana Biggs. “Now, with a growing number of applications being built on Ethereum – from DeFi to NFTs – we are thrilled to provide the opportunity for investors to also participate in this dynamic ecosystem.”

‘‘At Valour we aim to provide investors with the most accessible digital asset products on the market,” said its Director Johan Wattenstroem. “With Ethereum Zero, we’re making investment in the world’s second-largest digital asset easier, more secure and more cost-effective than all other options.”

About Valour Structured Products Ltd.:
Valour Structured Products is a Cayman Island based company focused on issuing Exchange Traded Products with a focus on Digital Assets. The company also owns 100 percent of Catena Fin AG, a company providing management and product development services for companies active in the financial service and capital markets industry.

About DeFi Technologies Inc.:
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

For further information, please contact:
Investor Relations Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
407-491-4498
Dave@redchip.com

Public Relations Veronica Welch VEW Media ronnie@vewpr.com

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to Ethereum Zero, Bitcoin Zero or any other products launched by Valour; the decentralized finance industry and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.